February 1, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549-3561

Re:          Tornier N.V.

Registration Statement on Form S-1 (File No. 333-167370)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC, as representatives of the several underwriters (the “Representatives”) hereby join in the request of Tornier N.V. (the “Company”) with respect to the effective time of the above referenced Registration Statement so that it will become effective Wednesday, February 2, 2011, at 4:00 p.m. Eastern Time, or as soon thereafter as practicable.

In connection with this acceleration request and pursuant to Rule 460 under the Securities Act of 1933, as amended, please be advised that, during the period from January 19, 2011 to the date of this letter, we have effected approximately the following distribution of copies of the preliminary prospectus, dated January 18, 2011:

To Whom Distributed	Number of Copies
Institutions, Brokers and Other	8,500

The Representatives confirm on behalf of themselves and the several underwriters that they have complied with the requirements of Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

[signature page follows]

Sincerely yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED
J.P. MORGAN SECURITIES LLC

As Representatives of the Several Underwriters

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

By:	/s/ Palma Mazzolla
Name:	Palma Mazzolla
Title:	Vice President

J.P. MORGAN SECURITIES LLC

By:	/s/ Sri Kosaraju
Name:	Sri Kosaraju
Title:	Executive Director